Filed by EO Charging

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Reserve Sustainable Growth Corp.

SEC File No.: 001-40169

Date: October 5, 2021

EO Charging Unveils Complete Electric Vehicle Fleet Charging Ecosystem

•	Integrated charging ecosystem provides businesses and governments with EV charging infrastructure required to electrify fleets at scale and pace

•	EO Cloud, leading charge point management fleet software, connects AC & DC charging hardware, third-party systems like telematics, vehicle scheduling data and energy pricing

•	EO Cloud ensures efficient EV charging management for return-to-depot or return-to home fleets across multiple geographies and any stage of fleet electrification

LONDON, UK – October 5th, 2021 – EO Charging (“EO”), a leading provider of technology-enabled turnkey solutions for electric vehicle (“EV”) fleets, has unveiled its fleet EV charging ecosystem, the most complete charging infrastructure offering available for car, van, truck and bus fleets.

From design to deployment, EO’s fleet solution includes everything a business or government needs to electrify vehicle fleets at scale and at pace. EO’s turnkey charging solution is specifically designed to accelerate the electrification of any return-to-depot or return-to-home fleet across Europe, U.S. and globally at any stage of fleet electrification.

EO’s end-to-end ecosystem for charging Car, Van, Truck or Bus Fleets includes:

•	Smart Fleet Consultation – upfront detailed vehicle and energy data analysis

•	Design & Deployment – site design, power upgrades and installation services

•	AC & DC Charging Hardware – EO manufactured charge points or any OCPP compliant hardware

•	EO Hub – ‘brain of the depot’ that manages power requirements and delivers scalability

•	EO Cloud Software – SaaS-based management platform, tailored to any size fleet or business

•	24/7/365 Support & Maintenance – premium service for mission critical charging infrastructure

Electric vehicle charging software, EO Cloud, sits at the heart of EO’s fleet charging platform

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Dedicated software for depots combines charge scheduling, site load management, vehicle telematics integration and energy data to reduce infrastructure installation costs and optimize fuel cost per vehicle.

•	EO Cloud is an API (application programming interface) first system, facilitating interoperability across telematics, fuel cards, fleet and asset management systems that support an existing fleet.

•	EO’s software features native support for the Open Charge Point Protocol (OCPP) allowing any compliant AC or DC charger to be managed by the platform.

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Home software, both desktop and app-driven, enables return-to-home fleet drivers to charge overnight at home, or on-the-road during the day, and makes fuel cost reimbursement seamless for both organizations and employees.

•	SaaS-based EO Cloud ensures charging can be tailored to meet the size and budget of any fleet, and scale alongside the operation as it not only grows but also evolves with charging innovations.

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EO Hub, ‘the brain of the depot’, dynamically manages energy loads across multiple distribution boards in real time to reduce site power upgrade costs and maximize the number of chargers that can be made available per site.

“For years enterprise tech businesses have successfully used a range of applications, programming languages, hardware and platforms to enable scalability and interoperability. We’re now introducing this level of scalability and flexibility to the world of EV charging with a ‘full-stack’ ecosystem that provides fleet managers with the software and hardware to bring multiple datapoints together in one seamless view. With EO’s turnkey solution, fleet managers and operators will have a one-stop shop for planning through implementation of the electrification of their vehicle fleets” said Charlie Jardine, Founder & CEO at EO Charging.

“A primary focus is to ensure the EO Cloud offers fleet managers the right software-based tools and single viewpoint to manage electric vehicles anywhere in the world. We’re working to integrate the world’s best charging hardware, third-party management systems and data management to facilitate this,” Jardine explained.

Balancing flexibility with reliability, EO Cloud is the ideal plug-in partner for today’s fleet managers, whether organizations are building new charging infrastructure or looking to integrate an existing EV charging network onto a more reliable and scalable platform. With a more streamlined, single platform view of fleet data, EO Cloud gives fleet managers more control and insight into their fleet’s performance.

EO Cloud’s open approach provides first-class analytics and valuable vehicle assessments to inform better decisions when managing your fleet – whether you are optimizing energy consumption costs, prioritizing charging scheduling or managing routes.

In addition to the EO Cloud software component, EO also builds industry-leading AC hardware. EO is leading the way by designing and manufacturing next generation OCPP compliant hardware designed for return-to-depot and return to-home fleets.

EV Fleets benefit from 24/7, 365 days-a-year operations & maintenance service

To ensure global electric vehicle fleets remain fully operational, EO’s charging platform provides 24/7/365 support and maintenance. EO Cloud enables the business’ dedicated support team to deploy an engineer to any depot within an agreed Service Level Agreement (SLA) timeframe.

EO recently executed an operations and management program covering several thousand AC chargers at more than 50 sites across six countries for one of its clients. As part of the charging program, EO resolved any Europe-wide on-site or remote issue in an average time of under three hours.

EO’s EV fleet charging services are already used by some of the world’s leading corporations in the U.K. and Europe including Amazon, DHL, Go-Ahead, Tesco, and Uber.

About EO

EO is a leading technology solutions provider to electric vehicle (“EV”) fleets. EO designs and manufactures EV charging stations and hardware-agnostic cloud-based charge-point management software for fleets at its headquarters in the UK. EO also provides installation services and ongoing operations and maintenance services across its fleet customer base.

Founded in 2014, EO’s technology is used by a number of the world’s largest businesses and fleet operators, and it now distributes to over 35 countries around the world. It aims to become the global leader in charging electric van, truck, bus and car fleets.

EO was ranked number 27 on the Financial Times’ FT1000 list of Europe’s fastest-growing companies. EO previously announced an agreement for a business combination with First Reserve Sustainable Growth Corp. (NASDAQ: FRSG), which is expected to result in EO becoming a public company listed on the NASDAQ exchange.

To learn more, please visit www.EOcharging.com and follow us @EOCharging on Twitter and LinkedIn.

Forward Looking Statements

The information in this press release includes “forward-looking statements”. All statements, other than statements of present or historical fact included in this press release, regarding the proposed business combination between First Reserve Sustainable Growth Corp. (“FRSG”), Juuce Limited (the “Company”) and EO Charging (“EO”), each of such parties’ ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, FRSG, the Company and EO disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. FRSG, the Company and EO caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of any of FRSG, the Company or EO. In addition, FRSG, the Company and EO caution you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the Business Combination Agreement and Plan of Reorganization, dated as of August 12, 2021, by and among FRSG, FRSG Merger Sub Inc., EO and the Company, and the other agreements related to the business combination (including catastrophic events, acts of terrorism, the outbreak of war, COVID-19 and other public health events), as well as management’s response to any of the foregoing; (ii) the outcome of any legal proceedings that may be instituted against FRSG, the Company, EO, their affiliates or their respective directors and officers following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of FRSG, regulatory approvals, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts FRSG’s or the

Company’s current plans and operations as a result of the announcement of the transactions; (v) the Company’s and EO’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the pace and depth of EV adoption generally, and the ability of the Company to accurately estimate supply and demand for its EV charging products and services, and to grow and manage growth profitably following the business combination; (vi) risks relating to the uncertainty of the projected financial information with respect to the Company, including the conversion of pre-orders into binding orders; (vii) costs related to the business combination; (viii) changes in applicable laws or regulations, governmental incentives and fuel and energy prices; (ix) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (x) the amount of redemption requests by FRSG’s public stockholders; and (xi) such other factors affecting FRSG that are detailed from time to time in FRSG’s filings with the Securities and Exchange Commission (the “SEC”). Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and its periodic filings with the SEC, including its Quarterly Report on Form 10-Q for quarterly period ended June 30, 2021. FRSG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information for Investors and Stockholders

In connection with the proposed business combination, a registration statement on Form F-4 that includes a preliminary proxy statement/prospectus has been filed by EO with the SEC. After the registration statement is declared effective, the definitive proxy statement will be distributed to FRSG’s stockholders in connection with FRSG’s solicitation for proxies for the vote by FRSG’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a definitive prospectus of EO relating to the offer of the securities to be issued in connection with the completion of the business combination. Copies of the Form F-4 may be obtained free of charge at the SEC’s website at www.sec.gov. FRSG’s stockholders are urged to read the preliminary proxy statement/prospectus and the other relevant materials (including, when available, the definitive proxy statement/prospectus) when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FRSG, EO or Juuce, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

Participants in the Solicitation

FRSG, the Company and EO and their respective directors and officers may be deemed participants in the solicitation of proxies of FRSG’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of FRSG’s executive officers and directors in the solicitation by reading FRSG’s final prospectus for its initial public offering, which was filed with the SEC on March 5, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of FRSG’s, the Company’s and EO’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

EO Contacts

For Investors:

ICR, Inc.

eoIR@icrinc.com

For Media:

ICR, Inc.

eoPR@icrinc.com